Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Linn Co, LLC

We consent to the use of our report dated February 23, 2012, except for Note 16, as to which the date is May 8, 2012, with respect to the consolidated balance sheet of Linn Energy, LLC and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, unitholder’s capital and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated May 10, 2012, with respect to the balance sheet of Linn Co, LLC as of April 30, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

June 25, 2012